Exhibit 99.1

POET TECHNOLOGIES INC.
Head Office: Suite 501, 121 Richmond St. W Toronto, ON, M5H 2K1	Operations Office: P.O. Box 555 Storrs-Mansfield, CT 06268
Phone: (416) 368-9411 - Fax: (416) 861-0749

NEWS RELEASE

POET Technologies Enters into a VCSEL Manufacturing Services Agreement with ANADIGICS

TORONTO, SAN JOSE, Calif., and STORRS, Conn., August 24, 2015 — POET Technologies Inc. (the “Company” or “POET Technologies”) (TSX-V: PTK and OTCQX: POETF) — developer of the planar opto-electronic technology (“POET”) platform for monolithic fabrication of integrated circuit devices containing both electronic and optical elements — announced today that it had entered into a VCSEL Manufacturing Services Agreement with ANADIGICS, Inc. (“ANADIGICS”) (Nasdaq: ANAD) for VCSEL process transfer and manufacturing.

The agreement is significant as it accelerates the transition from lab-to-fab and enables successful prototype demonstrations in a mature and capable manufacturing environment.  “We are pleased to enter into this agreement with ANADIGICS.  ANADIGICS has proven manufacturing capabilities and a long track record of innovation.  Their recent entry into foundry manufacturing for VCSELs was timely for POET,” said Dr. Suresh Venkatesan, Chief Executive Officer, POET Technologies.

ANADIGICS’ custom VCSEL foundry services leverage its proven wafer manufacturing line and exceptional toolset to provide a superior level of scalability.  Combined with ANADIGICS’ world-class test capabilities, ANADIGICS’ wafer foundry services support the aggressive volume and cost requirements of new VCSEL applications.  The advantages of ANADIGICS’ VCSEL foundry manufacturing and test capabilities were featured at the 2015 CS ManTech Conference in Scottsdale, AZ.

“We are extremely pleased to be working closely with POET Technologies,” said Dr. David Cheskis, Director of Optical Products at ANADIGICS.  “With the industry’s first 6-inch VCSEL wafer fabrication line, ANADIGICS is able to offer manufacturing excellence and scalability, helping POET Technologies achieve its volume, quality, and reliability goals for the Company’s innovative opto-electronic devices.”

POET Technologies intends to start transferring its proprietary technology to ANADIGICS’ manufacturing operations in Warren, N.J. in the fourth quarter of 2015 and anticipates demonstrating integrated VCSEL prototypes in second quarter 2016.

“The new management team along with Founder & Chief Scientific Advisor Dr. Geoff Taylor, have assessed both internal and outsourced fabrication of POET’s disruptive technology and feels that the quickest path to our commercialization goal is through outsourcing. The Board of Directors has fully endorsed the Company’s strategy and the prospective path for lab-to-fab-to-commercialization,” said Ajit Manocha, Executive Co-chairman.

About POET Technologies Inc.

POET Technologies is the developer of the POET platform for monolithic fabrication of integrated circuit devices containing both electronic and optical elements on a single semiconductor wafer. With head office in Toronto, Ontario, Canada, and operations in San Jose, CA and Storrs, CT, the Company, through ODIS Inc., a U.S. company, designs III-V semiconductor devices for military, industrial and commercial applications, including infrared sensor arrays and ultra-low-power random access memory. The Company has several issued and pending patents for the POET process, with potential high speed and power-efficient applications in devices such as servers, tablet computers and smartphones. The Company’s common shares trade on the TSX Venture Exchange under the symbol “PTK” and on the OTCQX under the symbol “POETF”. For more information please visit our websites at www.poet-technologies.com.

About ANADIGICS, Inc.

ANADIGICS, Inc. (Nasdaq: ANAD) (“ANADIGICS”) designs and manufactures innovative radio frequency (RF) solutions for the growing CATV infrastructure, small-cell, WiFi, and cellular markets.  Headquartered in Warren, NJ, ANADIGICS offers RF products with exceptional reliability, performance and integration to deliver a unique competitive advantage to OEMs and ODMs for infrastructure and mobile applications.  ANADIGICS’ award-winning solutions include line amplifiers, upstream amplifiers, power amplifiers, front-end ICs, front-end modules and other RF components.  ANADIGICS also offers custom foundry and testing services for the production of high-volume VCSELs.  For more information, visit www.anadigics.com.

ON BEHALF OF THE BOARD OF DIRECTORS

By:	/s/ Michel J. Lafrance
Name:	Michel J. Lafrance
Title:	Secretary

For further information:

Christopher Chu, Taylor Rafferty, LLC

Tel: (908) 251-9869

Email: poet@taylor-rafferty.com

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

This news release contains “forward-looking information” (within the meaning of applicable Canadian securities laws) and “forward -looking statements” (within the meaning of the U.S. Private Securities Litigation Reform Act of 1995). Such statements or information are identified with words such as “anticipate”, “believe”, “expect”, “plan”, “intend”, “potential”, “estimate”, “propose”, “project”, “outlook”, “foresee” or similar words suggesting future outcomes or statements regarding an outlook. Such statements include the Company’s intention to start transferring its proprietary technology to ANADIGICS’ manufacturing operations in the fourth quarter of 2015 and its anticipation to demonstrate integrated VCSEL prototypes in second quarter 2016.

Such forward-looking information or statements are based on a number of risks, uncertainties and assumptions which may cause actual results or other expectations to differ materially from those anticipated and which may prove to be incorrect. Assumptions have been made regarding, among other things, management’s expectations regarding future growth, plans for and completion of projects by the Company’s third party relationships, availability of capital, and the necessity to incur capital and other expenditures. Actual results could differ materially due to a number of factors, including, without limitation, operational risks in the completion of the Company’s anticipated projects, delays or changes in plans with respect to the development of the Company’s anticipated projects by the Company’s third party relationships, risks affecting the Company’s ability to execute projects, the ability to attract key personnel, and the inability to raise additional capital. Although the Company believes that the expectations reflected in the forward-looking information or statements are reasonable, prospective investors in the Company’s securities should not place undue reliance on forward-looking statements because the Company can provide no assurance that such expectations will prove to be correct. Forward- looking information and statements contained in this news release are as of the date of this news release and the Company assumes no obligation to update or revise this forward-looking information and statements except as required by law.